UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of results for the years 2016 and 2015, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. (“Bradesco”) announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2016 and 2015, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

1)  Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions, in accordance with the regulations of the Brazilian Central Bank, and classified according to the presentation model determined by IFRS;

2)  Differences refer to reclassification between accounts and other effects from the adoption of IFRS; and

3)  The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2016 and 2015 years:

Below is a description of the main adjustments from the adoption of IFRS:

1)     Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset (concept of loss incurred), while in BR GAAP, the concept of expected losses is used.

2)     Business combinations

Under IFRS, the identifiable assets and liabilities in business combinations were adjusted for differences in accounting practices, and recognized at their fair value, based on a study report on purchase price allocation (PPA). In addition, goodwill is not amortized, but tested periodically to determine whether there is objective evidence of impairment.

The complete consolidated financial statements under IFRS, for the years ended December 31, 2016 and 2015, followed by the independent auditors´ report on the consolidated financial statements, without any modification, issued by KPMG Independent Auditors, are available on our website www.bradesco.com.br/ir.

Cidade de Deus, Osasco, S.P, February 24, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher

Managing Director Vice-President and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail carlos.firetti@bradesco.com.br ;              Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br  or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 24, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.